SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

10th Anniversary

GOL Day

Linhas aéreas inteligentes

Celebrating the 10th Anniversary of NYSE Listing

September 8th, 2014


BRASIL
GUO

Constantino de Oliveira Junior

Chairman and Founder

Revenue

Net revenue in R$ MM



CAGR 37%
230
678
1,401
1,961
2,669
3,802
4,967
6,406
6,025
6,979
7,539
8,104
8,956
9,833
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
June'14 LTM

Fleet

Boeing 737



CAGR 25%
10
16
18
27
42
65
106
106
108
114
123
125
137
141
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
June'14 LTM

Passengers transported

in MM of passengers



CAGR 28%
2
4
8
9
13
17
24
26
28
33
36
39
36
38
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
June'14 LTM

GOL at a glance



Latin America's **largest**
low-cost / best fare carrier

GOL at a glance

69 destinations of which
15 International in South America, Caribbean and United States

910 flights per day



GOL at a glance

#1 in Brazil

36.3 million passengers transported in 2013

Market share of


36%

in the Domestic market



GOL at a glance

Standard and modern fleet

141 Boeing 737 Next Generation
7 years average age


voegol.com
GOL
PR-GXB

GOL at a glance

GOL

Linhas aéreas inteligentes

Smiles

10 million members

GOL at a glance

Cargo operations

over **3,500** cities in Brazil and **6** abroad



Gollog
Serviço de cargas aéreas
Gollog
2161 - 7100

Means of transportation in Brazil

Domestic travel > 75km



98MM Pax
28%
72%
2003
140MM Pax
59%
41%
2013

Average ticket price

In R$


558
408
563
406
332
310
312
327
304
275
299
258
243
213
199
229
2006
2007
2008
2009
2010
2011
2012
2013
Industry average price
GOL's average price

Vision

"To be the best airline to fly with, work for and invest in."

10th Anniversary

GOL Day

Linhas aéreas inteligentes

Celebrating the 10th Anniversary of NYSE Listing

September 8th, 2014



GUO

Paulo Sérgio Kakinoff

CEO

"The GOL effect" in the airline industry

~ 300 million tickets issued by GOL

14 million passengers flew for the first time with GOL



CAGR GOL
CAGR Industry
27%
9%
36 38 36 41 48 51 56 57 65 79 91 98 98 99
2 4 8 9 13 17 24 26 28 33 36 39 36 38
34 34 28 32 35 34 32 31 37 46 55 59 62 61
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 LTM June 14

Challenging scenario

Domestic industry supply growth (ASK)


102,030
+17%
119,337
2010
2012

Economy slowdown (GDP)


7.50%
-6.6 p.p.
0.90%
2010
2012

Devaluation of Brazilian Real


1.76
+11%
1.95
2010
2012

Jet Fuel prices increasing


1.56
+45%
2.26
2010
2012

Flight Plan

Altitude
2014

Back on Track
2013

Reestructuring
2012

Flight Plan

Reestructuring
2012

EBIT margin
-11%


voegol.com
GOL
PR-GXB

Focus on cost and efficiency



Capacity reduction (ASK)
-15%
Main Competitor
GOL
2011
Mar-12
Jun-12
Sep-12
Dec-12
Mar-13
Jun-13
Sep-13
Dec-13
Mar-14
Jun-14



Workforce adjustment
-22%
20,525
17,676
16,319
16,302
2011
2012
2013
2Q14

Focus on cost and efficiency

Winding up of Webjet's activities

- Extinguish flight operations
- Redelivery of Boeing 737-300 aircraft (30% less efficient on fuel consumption)

Capacity flexibility

- GOL has managed its capacity by subleasing aircraft to foreign carriers during the low season in the Southern hemisphere



transavia.com

Stable fleet planning



#130 aircraft to be delivered until 2026
6
6
9
5
104
2015
2016
2017
2018
...until 2026

GOL's CASK benchmark

CASK ex-fuel adjusted by stage length, US$ cents



4,5
8,7
5,6
7,6
5,9
6,2
4,5
8,3
5,7
7,4
6,1
6,1
5,5
8,3
5,8
7,9
6,7
6,4
4,5
8,0
6,0
7,8
5,9
7,0
5,5
8,6
5,8
7,6
6,2
6,5
2Q13
3Q13
4Q13
1Q14
2Q14
GOL
TAM
Southwest Airlines
Alaska Airlines
Copa Airlines
jetBlue Airways

Operational performance and productivity gains

Human Resources



21
18
16
16
+ 64.4%
367
458
549
603
2011
2012
2013
2Q14 LTM
Net Revenue per employees (000)
Employees (000)



21
18
16
16
+ 34.7%
1,658
2,059
2,125
2,234
2011
2012
2013
2Q14 LTM
RPK per Employees
Employees (000)

Operational performance and efficiency gains

Operations


326
349
316
314
+ 35.3%
23,122
23,247
28,301
31,293
2011
2012
2013
2Q14 LTM
Net revenue per flights (BRL)
Flights (000)


1.60
1.66
1.51
1.52
- 34.7%
46.92
45.47
43.59
41.65
2011
2012
2013
2Q14 LTM
Liters ('000) per RPK
Fuel liters (in million)

Flight Plan

Back on Track
2013

EBIT margin 3%


voegol.com
GOL

EBIT margin evolution

in R$ MM

How did GOL achieve a 14 p.p. improvement in 2013 over 2012?



+1,172
3,0%
266
-906
-11.2%
2012
2013

Optimized route network

- Special focus on the corporate market
- Strengthening of position at the main airports
- International network: preference for times with the largest number of connections in GRU, including with our partners



PUJ
BGI
AUA
CUR
CCS
BVB
MCP
BEL
STM
SLZ
MAB
THE
FOR
FEN
IMP
JDO
CZS
PVH
RBR
MCZ
CGB
VVI
SDU
JOI
ASU
COR

Leader in on time performance

% of on time flights


ON TIME
ON TIME


91.8%
91.2%
93.7%
92.9%
93.3%
92.2%
GOL
Industry average
2012
2013
Jan-Jul 2014

Improving customer facing technology

GOL
Linhas aéreas inteligentes

New Website and **New** mobile app



Smiles
GOL

Convenient solutions



IBM
AUTOATENDIMENTO

Easy and fast **flight anticipation**



Convenient solutions




check-in
inteligente

Fast and easy **intelligent check-in**


GOL
Clique nos nomes para visualizar o cartão de embarque.
CARTÃO DE EMBARQUE

Service improvement



New products in
GOL's *buy on board* service

20,000 meals sales average daily

GOL+


Greater comfort and an even better flying experience
90%
of the fleet with GOL+
GOL+
GXB


+ recline
30 inches
34 inches

Even more leg room and recline

GOL+ Comfort Seats

Market leader in **ANAC's A Seal** for comfort seats supply


42%

of the total industry supply


SELO DIMENSIONAL
ANAC
GOL+
Conforto


A
B
C
D
E
A

New and improved customer facing areas

New airport visual identity


GOL
conte comigo
GOL
GOL
"Count on me"
GOL
autoatendimento
self-service

New uniforms



Customers are noticing

SMS satisfaction survey from 0 (low)-10 (high) points


Survey:
Excellent:
Good:
Fair:
Poor:


7.4
8.2
2013
1H14

Business travel

Market share domestic flights




40%
34%
Main competitor
31%
30%
1H12
1H14

Smiles as a separate business

Smiles

- **10 million** members
- **52 thousand** new members every month
- More than **40 billion** miles accrued per year*
- More than **30 billion** miles redeemed per year*
- Smiles share price up **82.5%** since the IPO



* considers LTM on 2Q14

Strategic alliances

Virtual network with **9** CodeShare and **78** Interline agreements



AIR FRANCE KLM
GOL's shareholder
(1.5% of total capital)
IBERIA
DELTA
GOL's shareholder
(3% of total capital)
TAP
Alitalia
QATAR AIRWAYS
AEROMEXICO
ETIHAD AIRWAYS
Aerolíneas Argentinas

Consolidation of strategic partnerships


DELTA
SKYMILES


KLM
FLYINGBLUE

- Combined network reaches **99% of demand** between Brazil and USA
- **Two-Way Codeshare implemented in 2013**
- Approximately **400** destinations, over 62 countries
- Exclusive benefits for **SkyMiles and SMILES Diamond customers**

- **Codeshare agreement,** connecting **318 destinations** in more than **115 countries**
- Even more benefits for **SMILES and Flyingblue** Passengers
- Joint **commercial** and **promotional** actions
- **Aditional synergies** in customer service, maintenance and logistical support

International revenue

15 international destinations in South America, Caribbean and USA

2014: Increase in USA frequencies (Campinas-Miami), new flights to Santiago (Chile)

International revenue

in R$ MM


+ 528
6.5%
8.0%
10.7%
526
650
1,054
2Q12 LTM
2Q13 LTM
2Q14 LTM
International revenue
% of total revenue

Successful expansion in international flights


+ 36%
64.1%
61.4%
68.3%
4,145
4,949
5,640
2Q12 LTM
2Q13 LTM
2Q14 LTM
ASK
Load factor

Fuel and carbon solutions


RNP AR: Required Navigation Performance
Ground-based Navigation
RNP Services
GOL
&
BOEING
GE Aviation

Benefits

- Fuel economy
- Straight-in approach
- Time reduction on shuttle flights

Fuel and carbon solutions


16
Fuel and
carbon
initiatives

Fuel burn optimization

Less greenhouse gas emissions

Fuel and carbon solutions


16
Fuel and carbon initiatives


CO_2 emission reduction
12.3

in million tons.


Savings in money
12.1

in million Reais

Fuel and carbon solutions


16
Fuel and carbon initiatives

| Less **218 tons** of CO^2 emissions

| **487,749 liters** of biofuel used

| **200 flights** using biofuel until July 31


Voando Verde
BID

Flight Plan

Altitude

2014

EBIT margin
3→6%


voegol.com

New Operational Level

Increased demand

Domestic RPK



+9%
+7%
14,914
16,260
42,266
45,039
6M13
6M14
6M13
6M14
GOL
Industry

#1 in terms of Pax transported

Passengers ('000)



+ 11%
+ 8%
15,340
17,096
42,831
46,185
6M13
6M14
6M13
6M14
GOL
Industry

Source: ANAC – on board passengers

Prask growth

In reais, cents



PRASK
+ 43.4%
12.8
14.1
18.4
LOAD FACTOR
+ 5.7pp
69.5
67.7
75.2
YIELD
+ 32.5%
18.41
20.88
24.40
2Q12
2Q13
2Q14

Operation during the FIFA World Cup 2014™

GOL

- **28,149** commercial flights
- **908** average flights per day
- **1,117** operations for the World Cup (extra flights + charters)
- **3 thousand employees** temporarily transferred to host cities. **Fluent crew** in specific languages allocated to key flights



Results achieved at the FIFA World Cup 2014™



- **3.4** million customers transported
- **81.2%** load factor in the domestic market
- **93.1%** on time performance in June; **96%** on time performance until July 16
- **8.16** customer satisfaction in June (new record)

Results achieved at the FIFA World Cup 2014™



GOL achieved the
highest load factor
compared to all Brazilian
companies from
June 12 to July 14

Results achieved at the FIFA World Cup 2014™



76%

of foreigners travelling in Brazil during the World Cup had a positive perception, according to Datafolha (survey)

Enhanced IOSA 2014

IATA Operational Safety Audit


RECERTIFICAÇÃO
IOSA
SEGURANÇA


IATA
VRG Linhas Aéreas S/A – Grupo GOL
IOSA Operator
IATA Operational Safety Audit Program (IOSA)

- GOL's first certification occurred in 2008 and was continued recertified in 2010 and 2012
- 2014: final stages to achieve recertification

As a result of more than...

922

GOL by the Team of Eagles

Increase on EBIT and EBITDAR Margins



EBIT (R$MM) and EBIT margin (LTM)
+874
-492
-6.1%
-254
-3.0%
266
3.0%
309
3.3%
382
3.9%
2Q13
3Q13
4Q13
1Q14
2Q14



EBITDAR (R$MM) and EBITDAR margin
+1,138
654
8.1%
931
11.1%
1,526
17.0%
1,652
17.6%
1,792
18.2%
2Q13
3Q13
4Q13
1Q14
2Q14

GOL Day

Linhas aéreas inteligentes

10th Anniversary

Celebrating the 10th Anniversary of NYSE Listing

September 8th, 2014


GUO

Edmar Lopes

CFO

Higher predictability

Less volatility despite macroeconomic scenario


135
-271
-75
-34
7
-355
-201
-358
101
-35
37
163
144
38
1.63
2.21
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
EBIT in R$ mm
USD/BRL

Liability management

Amortization profile improvement

2012 & 2013

- **US$200mm** @10,75% 10Y Senior Notes
- **US$126mm** financing engine maintenance guaranteed by Exim (Recognized as Deal of the Year LATAM 2012 by AirFinance)
- **R$1.1bn** IPO Smiles
- **R$400mm**: Advance sale of miles BB, Bradesco and Santander
- Purchase Order for **60** Boeing 737 MAX aircraft for delivery between 2018 and 2026

2014

- **USD188mm** Tender offer for Bonds 2023 and 2017
- **US$68mm** Spare engines financing @2.5% and 7 years with Credit Agricole
- AirFrance-KLM Strategic Partnership **(~USD85mm/R$190mm)**
- Extension of terms and amortization amounts of 4th Debenture issue **(R$600 million)** @128.4% CDI
- New tender offer: Bonds 2017, 2020 e 2023

Amortization profile improvement

in R$ MM


Debt profile before liability management actions
142
703
270
720
6
1,130
394
2014
2015
2016
2017
2018
After 2018
Perpetual

Amortization profile improvement

in R$ MM

New amortization schedule for the 4th debenture:
Less pressure in 2015


142
703
320
770
356
1,130
394
2014
2015
2016
2017
2018
After 2018
Perpetual

Amortization profile improvement

in R$ MM

Concluded tender offer for 2017 and 2023
Senior notes totaling US$ 187 million



142
253
320
770
356
1,130
394
2014
2015
2016
2017
2018
After 2018
Perpetual

Amortization profile improvement

in R$ MM

Issuance of R$ 600 million Smiles Debentures


Smiles
392
250
142
603
350
253
320
576
356
912
394
2014
2015
2016
2017
2018
After 2018
Perpetual

Liquidity maintenance


Leverage improvement
31.4
23.3
11.3
7.7
4.9
4.8
4.6
8,114
8,325
7,381
7,173
7,438
7,950
8,304
4Q12
1Q13
2Q13
3Q14
4Q14
1Q14
2Q14
Adjusted Net Debt
Adjusted Net Debt / LTM EBITDAR


Strong cash position
19.6%
20.2%
34.1%
35.1%
34.0%
30.1%
28.7%
1,585
1,620
2,767
2,931
3,046
2,822
2,820
4Q12
1Q13
2Q13
3Q14
4Q14
1Q14
2Q14
Cash
Cash / EBITDAR LTM

2014: Gainning altitude

GOL Linhas aéreas inteligentes

GOL **reaffirms** 2014 guidance

2014 FINANCIAL PROJECTIONS	FROM	TO	ACTUAL JAN-JUN 2014
Brazilian GDP Growth	1.5%	2.0%	-
Annual Change in RASK	Equal to or higher than 10%		24%
Annual Change Domestic Supply (ASK)	-3%	-1%	-2.2%
Annual Change in International Supply (ASK)	Up to +8%		4.3
Annual Change in CASK ex-fuel	Equal to or less than 10%		27.5
Average Exchange Rate (R$/US$)	2.50	2.40	2.30
Jet Fuel Price (QAV)	2.85	2.70	2.56
Operating Margin (EBIT)	**3%**	**6%**	**3.7%**

Final message

- Focus on execution of the Company's strategy
- Best value proposition
- Capacity discipline
- Operational efficiency
- Maintenance of liquidity
- Competitive advantage on cost structure and best fare


GOL
gol.com

Q&A session



GOL+
BRASIL
GUO